Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3ASR) and related Prospectus of KeyCorp for the registration of debt securities, preferred stock, depositary shares, common shares, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 22, 2023, with respect to the consolidated financial statements of KeyCorp, and the effectiveness of internal control over financial reporting of KeyCorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Yount LLP

Cleveland, Ohio

June 9, 2023